Exhibit 99.1

Fiat Chrysler Automobiles announces that FCA US LLC issued today US retail sales in January 2015

FCA US LLC Reports January 2015 U.S. Sales Increased 14 Percent; Best January Sales Since 2007

•	58th-consecutive month of year-over-year sales gains
•	Chrysler, Jeep®, Dodge, Ram Truck and FIAT brands each post sales gains in January compared with same month a year ago
•	Jeep® brand records best ever January sales; Jeep Cherokee sales up 44 percent
•	Dodge Challenger sales up 87 percent; best January sales ever
•	Chrysler 200 turns in best January sales ever
•	10 FCA US vehicles set sales records in January

Auburn Hills, Mich., Feb. 3, 2015 – FCA US LLC today reported U.S. sales of 145,007 units, a 14 percent increase compared with sales in January 2014 (127,183 units), and the group’s best January sales since 2007.

The Chrysler, Jeep®, Dodge, Ram Truck and FIAT brands each posted year-over-year sales gains in January compared with the same month a year ago. The Jeep brand’s 23 percent increase was the largest sales gain of any FCA US brand and its best January sales ever. The group extended its streak of year-over-year sales gains to 58-consecutive months.

“We kicked off 2015 with a 14 percent increase in sales and extended our year-over-year sales streak to 58-consecutive months,” said Reid Bigland, Head of U.S. Sales. “In spite of some tough 2015 comparisons, we remain confident in our ability to post year-over-year sales increases on the back of strong retail demand for our products.”

Ten FCA US vehicles set records in the month of January, including four of the five Jeep brand vehicles. The Jeep Cherokee, Jeep Wrangler, Jeep Patriot, and Jeep Compass each recorded their best ever sales in the month of January. Likewise, the Chrysler 200, Dodge Dart, Dodge Challenger, Ram ProMaster, Ram Cargo Van and Fiat 500L each logged their best ever January sales.

FCA US finished the month of January with a 101-day supply of inventory (563,575 units). U.S. industry sales figures for January are internally projected at an estimated 17.0 million units Seasonally Adjusted Annual Rate (SAAR).

Jeep® Brand

Jeep brand sales were up 23 percent, the brand’s best sales performance ever in the month of January and its 16th-consecutive month of year-over-year sales gains. The Jeep brand has set a sales record in each month dating back to November 2013. The Jeep Cherokee, Wrangler, Patriot and Compass each logged their best ever sales in the month of January. Sales of the Cherokee were up 44 percent, the largest percentage year-over-year sales gain of any Jeep brand model in January. The Cherokee Trailhawk – the most capable mid-size sport utility vehicle – was named “Four Wheeler of the Year” by Four Wheeler magazine in January, while the Jeep Grand Cherokee EcoDiesel was named “2015 Green SUV of the Year” by the Green Car Journal. The Grand Cherokee had its best January sales since 2004.

Ram Truck Brand

Sales of the Ram pickup truck were up 14 percent in January; its 57th-consecutive month of year-over-year sales gains. It was the pickup truck’s best January sales since 1999. Ram Light Duty pickup sales increased 17 percent in January while Ram Heavy Duty pickups were up 1 percent. Ram Truck brand sales, which include the Ram ProMaster, Ram ProMaster City, and Ram Cargo Van, were up 21 percent, the brand’s best January sales since 2004. The ProMaster and the Cargo Van each recorded their best ever sales in the month of January. Sales of the ProMaster City, the newest addition to the Ram Truck brand product lineup, began in Ram Truck dealerships in January.

The Ram Truck brand unveiled the new 2015 Ram 1500 Rebel at the 2015 North American International Auto Show in January. The Rebel brings a one-of-a-kind off-road design to the full-size truck segment. The brand also announced that it will add a new, more fuel-efficient model to its half-ton truck lineup – the 2015 Ram 1500 EcoDiesel HFE – which will deliver the highest fuel economy among all full-size truck competitors.

Chrysler Brand

Chrysler brand sales increased 11 percent, the brand’s best January sales since 2008. The year-over-year increase was driven by the all-new 2015 Chrysler 200 sedan. Sales of the 200 were up 30 percent, the mid-size sedan’s best ever sales in the month of January and its seventh-consecutive month of year-over-year sales gains. Sales of the new 2015 Chrysler 300 sedan began in January as the first shipments from the Brampton (Ontario) Assembly Plant in Canada began reaching U.S. dealerships. The new 300 sedan’s iconic and unmistakable exterior proportions are now crafted with even more sculptural and expressive style for 2015, with a bolder “face of Chrysler” front grille, signature LED lighting, unique finishes and new wheel designs. Sales of the 300 were up 1 percent in January, its best January sales in two years.

Dodge Brand

Dodge brand sales were up 1 percent in January, compared with the same month a year ago. Two Dodge brand vehicles set sales records to start the year. Sales of the Challenger were up 87 percent, the muscle car’s best ever sales in the month of January and the largest percentage sales gain of any Dodge brand model in the month. Likewise, the Dart logged its best ever January sales with a 61 percent year-over-year sales gain. The Dodge Charger recorded its best January sales since 2008 with its 35 percent increase. The new 2015 Charger received a Best Resale Value Award in the Full-Size Car category in January from Kelley Blue Book.

FIAT Brand

FIAT brand sales, which include the Fiat 500 and 500L, were up 1 percent in January, the brand’s best ever sales in the month of January. Sales of the Fiat 500L were up 19 percent in January compared with the same month a year ago. It was the 500L’s best January sales since the model was launched in the U.S. in June 2013. The FIAT brand is coming off of a record year in 2014. The FIAT brand’s full-year sales were up 7 percent in 2014, compared with sales in 2013. It was the FIAT brand’s best annual sales since the brand was re-introduced in the U.S. in 2011.

FCA US LLC Sales Summary January 2015

	Month Sales		Vol %	Sales CYTD		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Alfa 4C	97	0	New	97	0	New
ALFA BRAND	97	0	New	97	0	New

500	2,386	2,493	-4%	2,386	2,493	-4%
500L	869	729	19%	869	729	19%
FIAT BRAND	3,255	3,222	1%	3,255	3,222	1%

200	14,157	10,912	30%	14,157	10,912	30%
300	3,192	3,145	1%	3,192	3,145	1%
Town & Country	6,044	7,056	-14%	6,044	7,056	-14%
CHRYSLER BRAND	23,393	21,113	11%	23,393	21,113	11%

Compass	4,317	4,068	6%	4,317	4,068	6%
Patriot	7,563	5,577	36%	7,563	5,577	36%
Wrangler	11,683	9,553	22%	11,683	9,553	22%
Cherokee	15,154	10,505	44%	15,154	10,505	44%
Grand Cherokee	12,806	12,207	5%	12,806	12,207	5%
JEEP BRAND	51,523	41,910	23%	51,523	41,910	23%

Dart	8,136	5,051	61%	8,136	5,051	61%
Avenger	242	4,795	-95%	242	4,795	-95%
Charger	7,025	5,200	35%	7,025	5,200	35%
Challenger	4,592	2,458	87%	4,592	2,458	87%
Viper	61	47	30%	61	47	30%
Journey	7,041	5,936	19%	7,041	5,936	19%
Caravan	4,665	7,290	-36%	4,665	7,290	-36%
Durango	3,585	4,128	-13%	3,585	4,128	-13%
DODGE BRAND	35,347	34,905	1%	35,347	34,905	1%

Ram P/U	28,618	25,071	14%	28,618	25,071	14%
Cargo Van	1,101	355	210%	1,101	355	210%
ProMaster Van	1,580	607	160%	1,580	607	160%
ProMaster City	93	0	New	93	0	New
RAM BRAND	31,392	26,033	21%	31,392	26,033	21%

TOTAL FCA US LLC	145,007	127,183	14%	145,007	127,183	14%
TOTAL CAR	39,888	34,101	17%	39,888	34,101	17%
TOTAL TRUCK	105,119	93,082	13%	105,119	93,082	13%

For additional information:

Ralph Kisiel

Tel.: +1-248-512-2757

Cell.: +1-248-705-9688

ralph.kisiel@fcagroup.com

www.fcagroup.com